SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 02, 2002

Date of Earliest Event Reported: October 01, 2002

Modern MFG Services, Inc.
(Exact Name of Registrant as Specified in its Charter)

(Former Name of Registrant)

Nevada   84-0503585
(State of Organization)   (I.R.S. Employer Identification No.)

Commission File Number   001-15337

4462 Russell Road #102
Mukilteo, Washington 98275
(Address of Principal Executive Offices)

Registrants Telephone Number (including area code): (425) 315-1772

MPEG Super Site, Inc.
22431 Antonio Parkway B-160, Suite 415
Rancho Santa Margarita, California 92688
(Former Name and Address of Registrant)

Item 1.   **Changes in Control of Registrant**
None.

Item 2.   **Acquisition or Disposition of Assets**
None.

Item 3.   **Bankruptcy or Receivership**
None.

Item 4.   **Changes in Registrant's Certifying Accountant**

Modern MFG Services, Inc. has elected to change from the auditing accounting firm of:

> Kurt D. Salinger, C.P.A.
> 1601 South Rainbow Blvd., Suite 220B
> Las Vegas, Nevada 89146

To the auditing accounting firm of:

> Jonathon P. Reuben, C.P.A.
> An Accountancy Corporation
> 23440 Hawthorne Blvd., Suite 270
> Torrance, California 90505

The company's management is familiar with this firm and believes the new auditing accountant will provide quality service in a timely manner.

The Board of Directors of Modern MFG Services, Inc. approved the change in accounting firm as of October 01, 2002. Dismissing the prior accounting firm and engaging the new accounting firm as of that date.

The new accounting firm was not consulted prior to engagement on any specific accounting matter either completed or proposed.

Modern MFG Services, Inc. has never had nor anticipates having, nor had during the most recent fiscal year or any subsequent interim period preceding the date of change any disagreements with accountants on matters of accounting, financial disclosure, matter of accounting principles or practices, or auditing scope or procedure; nor has any principal accountant, currently or in past recent years, resigned or declined to stand for re-election.

The financial statements audited by the principal accountant for the past two years do not contain an adverse opinion or disclaimer of opinion or were modified as to uncertainty, audit scope or accounting principles.

Item 5.   **Other Events**
None.

Item 6.   **Resignation of Registrant's Directors**
None.

Item 7.   **Financial Statements and Exhibits**

Modern MFG Services, Inc., in compliance with Regulation S-B Item 304(a)(3), provides herein the following exhibit.

Exhibit 16   Letter on change in certifying accountant.
Former accountant letter stating agreement or respects of disagreement
with statements of the issuer as within this Report on Form 8-K.

Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Modern MFG Services, Inc.


By: \s\   Roger M. Janssen
                Roger M. Janssen, Chief Executive Officer

By: \s\   Terry Burke
                Terry Burke, Chief Financial Officer

Date: October 02, 2002